Exhibit 99.1

Nexxen Reports Fourth Quarter and Full Year 2024 Financial Results

Generated all-time quarterly Contribution ex-TAC, programmatic revenue and CTV revenue records in Q4
2024, achieving 16%, 15%, and 86% year-over-year growth, respectively

Attained 38% year-over-year Adjusted EBITDA growth in Q4 2024, while expanding Adjusted EBITDA
Margin as a percentage of Contribution ex-TAC to 42% from 35%

Simplified the Company’s stock exchange and trading structure in Q1 2025, streamlining to a single U.S.
Ordinary Share listing

Nexxen’s Board of Directors approved the launch of a new $50 million Ordinary Share repurchase program following the completion of the currently ongoing program

NEW YORK, March 5, 2025 -- Nexxen International Ltd. (NASDAQ: NEXN) (“Nexxen” or the “Company”), a global, flexible advertising technology platform with deep expertise in data and advanced TV, announced today its financial results for the three and twelve months ended December 31, 2024.

Q4 2024 Financial Highlights

•	All-time quarterly record Contribution ex-TAC of $105.2 million, up 16% year-over-year
•	All-time quarterly record programmatic revenue of $98.7 million, up 15% year-over-year
•	All-time quarterly record CTV revenue of $37.0 million, up 86% year-over-year
•	CTV revenue increased to 38% of programmatic revenue from 23% in Q4 2023
•	Programmatic revenue reflected 88% of revenue compared to 90% in Q4 2023
•
Second-highest all-time quarterly Adjusted EBITDA of $44.3 million, up 38% year-over-year, representing a 42% Adjusted EBITDA Margin on a Contribution ex-TAC basis (39% on a revenue basis), compared to 35% (33% on a revenue basis) in Q4 2023

•	Video revenue increased to 75% of programmatic revenue from 67% in Q4 2023
•
$187.1 million cash and cash equivalents as of December 31, 2024, alongside $90 million undrawn on the Company’s revolving credit facility and no long-term debt following the full repayment of the Company’s $100 million outstanding principal long-term debt balance in April 2024

Full Year 2024 Financial Highlights

•	All-time annual record Contribution ex-TAC of $343.5 million, up 9% year-over-year
•	All-time annual record programmatic revenue of $324.5 million, up 9% year-over-year
•	All-time annual record CTV revenue of $113.8 million, up 33% year-over-year
•	CTV revenue increased to 35% of programmatic revenue from 29% in 2023
•	Programmatic revenue reflected 89% of revenue compared to 90% in 2023
•
Adjusted EBITDA of $114.6 million, up 38% year-over-year, representing a 33% Adjusted EBITDA Margin on a Contribution ex-TAC basis (31% on a revenue basis), compared to 26% (25% on a revenue basis) in 2023

•	Video revenue increased to 72% of programmatic revenue from 69% in 2023
•	Contribution ex-TAC retention rate of 102% compared to 73% in 2023

“Q4 capped off a strong and transformational year highlighted by all-time Contribution ex-TAC, programmatic revenue and CTV revenue records,” said Ofer Druker, Chief Executive Officer of Nexxen. “Our success validates that the upgrades we made in 2024 to our data capabilities, CTV and omnichannel capabilities, brand recognition and messaging are fueling better execution and resonating with customers and the market. As a result, partners across the industry are increasingly allocating more spending towards Nexxen and adopting multiple solutions within our end-to-end ecosystem.”

Mr. Druker added, “In the first half of 2025, and throughout the year, we will take major strides in our AI efforts, specifically launching several new Generative AI capabilities focused on two primary objectives - simplifying the use of our vertically integrated offerings and significantly enhancing their performance. As the owner of a robust technology stack, and through years-long and continued investments in machine learning, we believe the time is now for Generative AI to align with our strategic vision. Over time, we expect this promising turnkey innovation to streamline our customers’ experiences, enable more-precise audience targeting and measurement capabilities, advance our solutions across planning, activation, optimization and monetization, generate stronger returns for our customers and accelerate our growth opportunity. We also look forward to expanding our U.S. investor presence after simplifying our trading structure, which we believe will significantly benefit Nexxen and its shareholders over the long-term.”

Financial Guidance

o	Nexxen provides the following financial guidance for full year 2025:

•	Full year 2025 Contribution ex-TAC of approximately $380 million
•	Full year 2025 programmatic revenue to reflect approximately 90% of full year 2025 revenue
•	Full year 2025 Adjusted EBITDA of approximately $125 million

o
Management expects to continue increasing the Company’s investments in technology, data and Generative AI in 2025, with a focus on enhancing Nexxen’s DSP and data platform capabilities, which is expected to augment the Company’s ability to attract higher levels of customer spending and new partners, and further Nexxen’s competitive advantages.

o	Management expects the Company to increase its CTV and data licensing revenue in 2025 compared to 2024.
o
In 2025, management expects the Company’s sales and marketing expenses, general and administrative expenses, and depreciation and amortization to reflect similar percentages of Contribution ex-TAC as in 2024 and expects research and development expenses to increase as a percentage of Contribution ex-TAC.

Operational Highlights

•
Simplified Nexxen’s trading structure by exchanging the Company’s Nasdaq-listed ADRs for New Nasdaq-listed Ordinary Shares, voluntarily delisting from AIM and streamlining to a single U.S. Ordinary Share listing on Nasdaq in Q1 2025. The Company expects these changes will enhance Nexxen’s positioning with U.S. investors, drive greater trading volume and increase the Company’s eligibility for inclusion in select stock indices.

•
Nexxen DSP added 112 new actively spending first-time advertiser customers in Q4 2024 across travel, entertainment and other verticals. This figure included 18 new enterprise self-service advertiser customers and three new independent agencies adopting Nexxen’s self-service software solutions.

•	Onboarded 73 new supply partners across several verticals and formats in Q4 2024, highlighted by some of the industry’s most well-known free ad-supported streaming services.

•	Successfully attracted and onboarded top talent across our employee base, particularly within the Company’s sales management, positioning Nexxen strongly for future growth.

•
Launched Deal Marketplace within Nexxen DSP, enabling advertisers to better discover, visualize and activate preferred deals across CTV, online video and display, reducing time spent planning and executing campaigns. Through Nexxen’s Deal Marketplace, advertisers can gain transparency into a wide range of premium supply inventory, leveraging advanced audience-targeting capabilities.

Share Repurchase Program Updates

o
Nexxen repurchased 4,493,721 Ordinary Shares during Q4 2024 (2,246,861 Ordinary Shares as adjusted for the Company’s reverse-split) at an average price of 347.48 pence (694.96 pence on a post-reverse-split adjusted basis), reflecting a total investment of £15.6 million or $20.1 million.

o	During 2024, Nexxen repurchased 18,275,064 Ordinary Shares (9,137,532 Ordinary Shares on a post-reverse-split adjusted basis), reflecting a total investment of £48.2 million or $61.7 million.
o
From March 1, 2022, when the Company launched a series of share repurchase programs, through December 31, 2024, the Company repurchased 37,909,216 Ordinary Shares (18,954,608 Ordinary Shares on a post-reverse-split adjusted basis), or 24.5% of shares outstanding, reflecting a total investment of £125.9 million or $157.3 million.

o
On November 19, 2024, the Company launched a new $50 million Ordinary Share repurchase program which is scheduled to continue until the earlier of May 19, 2025, or completion, following the expiration of its previous $50 million Ordinary Share repurchase program on November 1, 2024. Until the Company’s AIM-delisting on February 14, 2025, the Ordinary Share repurchases under the program were executed on the AIM Market, and beginning February 18, 2025, the Ordinary Share repurchases are now executed on Nasdaq. The program does not obligate Nexxen to repurchase any particular amount of Ordinary Shares and the program may be suspended, modified or discontinued at any time at the Company’s discretion, subject to applicable law.

o	As of December 31, 2024, the Company had $38.4 million remaining on its Ordinary Share repurchase program authorization.

Nexxen’s Board of Directors Approved the Launch of a New $50 Million Ordinary Share Repurchase Program Following Completion of the Currently Ongoing Program

o
On March 4, 2025, Nexxen’s Board of Directors approved the launch of a new $50 million Ordinary Share repurchase program, which is scheduled to begin on the earlier of May 19, 2025, or completion of the currently ongoing program, and continue until the earlier of November 19, 2025, or completion. The launch of the new Ordinary Share repurchase program is subject to compliance with a creditor notice period required under Israeli law.

o
Nexxen’s Board of Directors intends to continue to evaluate implementing additional share repurchase programs following the completion of the ongoing and impending programs, subject to then current market conditions and necessary approvals.

Financial Highlights for the Three and Twelve Months Ended December 31, 2024 ($ in millions, except per share amounts)

	Three months ended December 31			Twelve months ended December 31
	2024	2023	%	2024	2023	%
IFRS Highlights
Revenues	112.3	95.9	17%	365.5	332.0	10%
Programmatic Revenues	98.7	86.0	15%	324.5	299.0	9%
Operating profit (loss)	24.8	9.6	158%	40.8	(17.0)	340%

Net income (loss) margin on a gross profit basis	30%	5%		14%	(10%)

Total comprehensive income (loss)	23.3	5.3	336%	35.4	(18.1)	295%
Diluted earnings (loss) per share (*)	0.37	0.04	738%	0.51	(0.30)	269%

Non-IFRS Highlights
Contribution ex-TAC	105.2	90.5	16%	343.5	314.2	9%

Adjusted EBITDA	44.3	32.0	38%	114.6	83.2	38%
Adjusted EBITDA Margin on a Contribution ex-TAC basis	42%	35%		33%	26%

Non-IFRS net income	32.4	14.5	124%	65.2	32.2	102%
Non-IFRS diluted earnings per share (*)	0.48	0.20	143%	0.93	0.44	110%

(*) Prior period results have been retroactively adjusted to reflect the Company’s two-for-one reverse split and the changes in par value from NIS 0.01 to NIS 0.02 effected on February 14, 2025. See also Note 1a of the Company’s annual report filed on Form 20-F on March 5, 2025 for details.

Fourth Quarter 2024 Financial Results Webcast and Conference Call Details

•	When: March 5, 2025, at 6:00 AM PT / 9:00 AM ET / 2:00 PM GMT
•	Webcast: A live and archived webcast can be accessed from the Events and Presentations section of Nexxen’s Investor Relations website at https://investors.nexxen.com/
•	Participant Dial-In Numbers:
o	U.S. / Canada Toll-Free Dial-In Number: (888) 596-4144
o	U.K. Toll-Free Dial-In Number: +44 800 260 6470
o	International Dial-In Number: +1 (646) 968-2525
o	Conference ID: 9187123

About Nexxen

Nexxen empowers advertisers, agencies, publishers and broadcasters around the world to utilize data and advanced TV in the ways that are most meaningful to them. Our flexible and unified technology stack comprises a demand-side platform (“DSP”) and supply-side platform (“SSP”), with the Nexxen Data Platform at its core. With streaming in our DNA, Nexxen’s robust capabilities span discovery, planning, activation, monetization, measurement and optimization – available individually or in combination – all designed to enable our partners to achieve their goals, no matter how far-reaching or hyper niche they may be.

Nexxen is headquartered in Israel and maintains offices throughout the United States, Canada, Europe and Asia-Pacific, and is traded on Nasdaq (NEXN). For more information, visit www.nexxen.com.

For further information please contact:

Billy Eckert, Vice President of Investor Relations
ir@nexxen.com

Caroline Smith, Vice President of Communications
csmith@nexxen.com

Forward Looking Statements

This press release contains forward-looking statements, including forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities and Exchange Act of 1934, as amended. Forward-looking statements are identified by words such as “anticipates,” “believes,” “expects,” “intends,” “may,” “can,” “will,” “estimates,” and other similar expressions. However, these words are not the only way Nexxen identifies forward-looking statements. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements regarding anticipated financial results for full year 2025 and beyond; anticipated benefits of Nexxen’s strategic transactions and commercial partnerships; anticipated features and benefits of Nexxen’s products and service offerings; Nexxen’s positioning for accelerated growth and continued future growth in both the U.S. and international markets in 2025 and beyond; Nexxen’s medium- to long-term prospects; management’s belief that Nexxen is well-positioned to benefit from future industry growth trends and Company-specific catalysts; the Company’s expectations with respect to CTV revenue growth and data licensing revenue growth; the Company’s expectations with respect to its sales and marketing expenses, general and administrative expenses, and depreciation and amortization as a percentage of Contribution ex-TAC in 2025 and its expectations with respect to its research and development expenses as a percentage of Contribution ex-TAC in 2025; the Company’s plans with respect to its cash reserves as well as ongoing and future share repurchase programs; the anticipated impact of the Company’s Generative AI initiative and its ability to contribute to the Company’s growth; the anticipated benefits of the Company’s ADR exchange and termination, reverse share split, AIM delisting and single U.S. Ordinary Share listing on Nasdaq; as well as any other statements related to Nexxen’s future financial results and operating performance. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors that may cause Nexxen’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including, but not limited to, the following: negative global economic conditions; global conflicts and war, including the war and hostilities between Israel and Hamas, Hezbollah and Iran, and how those conditions may adversely impact Nexxen’s business, customers and the markets in which Nexxen competes; changes in industry trends; and other negative developments in Nexxen’s business or unfavorable legislative or regulatory developments. Nexxen cautions you not to place undue reliance on these forward-looking statements. For a more detailed discussion of these factors, and other factors that could cause actual results to vary materially, interested parties should review the risk factors listed in the Company’s most recent Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (www.sec.gov) on March 6, 2024. Any forward-looking statements made by Nexxen in this press release speak only as of the date of this press release, and Nexxen does not intend to update these forward-looking statements after the date of this press release, except as required by law.

Nexxen, and the Nexxen logo are trademarks of Nexxen International Ltd. in the United States and other countries. All other trademarks are the property of their respective owners. The use of the word “partner” or “partnership” in this press release does not mean a legal partner or legal partnership.

Use of Non-IFRS Financial Information

In addition to our IFRS results, we review certain non-IFRS financial measures to help us evaluate our business, measure our performance, identify trends affecting our business, establish budgets, measure the effectiveness of investments in our technology and development and sales and marketing, and assess our operational efficiencies. These non-IFRS measures include Contribution ex-TAC, Adjusted EBITDA, Adjusted EBITDA Margin, Non-IFRS Net Income and Non-IFRS Earnings per share, each of which is discussed below.

These non-IFRS financial measures are not intended to be considered in isolation from, as substitutes for, or as superior to the corresponding financial measures prepared in accordance with IFRS. You are encouraged to evaluate these adjustments and review the reconciliation of these non-IFRS financial measures to their most comparable IFRS measures and the reasons we consider them appropriate. It is important to note that the particular items we exclude from, or include in, our non-IFRS financial measures may differ from the items excluded from, or included in, similar non-IFRS financial measures used by other companies. See "Reconciliation of Revenue to Contribution ex-TAC," "Reconciliation of Total Comprehensive Income (Loss) to Adjusted EBITDA," and "Reconciliation of Net Income (Loss) to Non-IFRS Net Income," included as part of this press release.

o
Contribution ex-TAC: Contribution ex-TAC for Nexxen is defined as gross profit plus depreciation and amortization attributable to cost of revenue and cost of revenue (exclusive of depreciation and amortization) minus the Performance media cost (“traffic acquisition costs” or “TAC”). Performance media cost represents the costs of purchases of impressions from publishers on a cost-per-thousand impression basis in our non-core Performance activities. Contribution ex-TAC is a supplemental measure of our financial performance that is not required by or presented in accordance with IFRS. Contribution ex-TAC should not be considered as an alternative to gross profit as a measure of financial performance. Contribution ex-TAC is a non-IFRS financial measure and should not be viewed in isolation. We believe Contribution ex-TAC is a useful measure in assessing the performance of Nexxen because it facilitates a consistent comparison against our core business without considering the impact of traffic acquisition costs related to revenue reported on a gross basis.

o
Adjusted EBITDA: We define Adjusted EBITDA for Nexxen as total comprehensive income (loss) for the period adjusted for foreign currency translation differences for foreign operations, foreign currency translation for subsidiary sold reclassified to profit and loss, tax expenses (benefit), financial expenses (income), net, depreciation and amortization, stock-based compensation expenses, other expenses, net, acquisition related costs, restructuring and delisting related one-time costs. Adjusted EBITDA is included in the press release because it is a key metric used by management and our Board of Directors to assess our financial performance. Adjusted EBITDA is frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Management believes that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

o	Adjusted EBITDA Margin: We define Adjusted EBITDA Margin as Adjusted EBITDA on a Contribution ex-TAC basis.

o
Non-IFRS Net Income and Non-IFRS Earnings per Share: We define non-IFRS earnings per share as non-IFRS net income divided by non-IFRS weighted-average shares outstanding. Non-IFRS net income is equal to net income (loss) excluding acquisition related costs, amortization of acquired intangibles, restructuring, delisting related one-time costs, stock-based compensation expenses,  and other expenses, net, and also considers the tax effects of non-IFRS adjustments. In periods in which we have non-IFRS net income, non-IFRS weighted-average shares outstanding used to calculate non-IFRS earnings per share includes the impact of potentially dilutive shares. Potentially dilutive shares consist of stock options, restricted stock awards, restricted stock units and performance stock units, each computed using the treasury stock method. We believe non-IFRS earnings per share is useful to investors in evaluating our ongoing operational performance and our trends on a per share basis and also facilitates comparison of our financial results on a per share basis with other companies, many of which present a similar non-IFRS measure. However, a potential limitation of our use of non-IFRS earnings per share is that other companies may define non-IFRS earnings per share differently, which may make comparison difficult. This measure may also exclude expenses that may have a material impact on our reported financial results. Non-IFRS earnings per share is a performance measure and should not be used as a measure of liquidity. Because of these limitations, we also consider the comparable IFRS measure of net income (loss).

We do not provide a reconciliation of forward-looking non-IFRS financial metrics because reconciling information is not available without an unreasonable effort, such as attempting to make assumptions that cannot reasonably be made on a forward-looking basis to determine the corresponding IFRS metric.

Reconciliation of Total Comprehensive Income (Loss) to Adjusted EBITDA

	Three months ended December 31			Twelve months ended December 31
	2024	2023	%	2024	2023	%
($ in thousands)
Total comprehensive income (loss)	23,279	5,341	336%	35,402	(18,127)	295%
Foreign currency translation differences for foreign operation	1,575	(2,114)		35	(2,126)
Foreign currency translation for subsidiary sold reclassified to profit and loss	-	-		-	(1,234)
Tax expenses (benefit)	(533)	6,487		3,095	2,503
Financial expenses (income), net	435	(105)		2,289	2,008
Depreciation and amortization	14,621	21,047		58,676	78,285
Stock-based compensation expenses	2,782	1,386		11,460	19,169
Other expenses, net	16	-		1,504	1,765
Acquisition related costs	-	-		-	171
Restructuring	-	-		-	796
Delisting related one-time costs	2,094	-		2,094	-
Adjusted EBITDA	44,269	32,042	38%	114,555	83,210	38%

Reconciliation of Revenue to Contribution ex-TAC

	Three months ended December 31			Twelve months ended December 31
	2024	2023	%	2024	2023	%
($ in thousands)
Revenue	112,284	95,916	17%	365,477	331,993	10%
Cost of revenue (exclusive of depreciation and amortization)	(17,068)	(17,886)		(61,020)	(62,270)
Depreciation and amortization attributable to Cost of revenue	(12,139)	(13,682)		(47,372)	(50,825)
Gross profit (IFRS)	83,077	64,348	29%	257,085	218,898	17%
Depreciation and amortization attributable to Cost of revenue	12,139	13,682		47,372	50,825
Cost of revenue (exclusive of depreciation and amortization)	17,068	17,886		61,020	62,270
Performance media cost	(7,122)	(5,392)		(21,976)	(17,810)
Contribution ex-TAC (Non-IFRS)	105,162	90,524	16%	343,501	314,183	9%

Reconciliation of Net Income (Loss) to Non-IFRS Net Income

	Three months ended December 31			Twelve months ended December 31
	2024	2023	%	2024	2023	%
($ in thousands)
Net income (loss)	24,854	3,227	670%	35,437	(21,487)	265%
Acquisition related costs	-	-		-	171
Amortization of acquired intangibles	5,409	14,931		23,359	42,952
Restructuring	-	-		-	796
Delisting related one-time costs	2,094	-		2,094	-
Stock-based compensation expenses	2,782	1,386		11,460	19,169
Other expenses, net	16	-		1,504	1,765
Tax effect of non-IFRS adjustments (1)	(2,800)	(5,086)		(8,630)	(11,153)
Non-IFRS net income	32,355	14,458	124%	65,224	32,213	102%

Weighted average shares outstanding—diluted (in millions) (2) (*)	67.8	73.7		70.1	72.6

Non-IFRS diluted Earnings Per Share (in USD) (*)	0.48	0.20	143%	0.93	0.44	110%

(1)	Non-IFRS net income includes the estimated tax impact from the expense items reconciling between net income (loss) and non-IFRS net income
(2)	Non-IFRS earnings per share is computed using the same weighted-average number of shares that are used to compute IFRS earnings (loss) per share

(*) Prior period results have been retroactively adjusted to reflect the Company’s two-for-one reverse split and the changes in par value from NIS 0.01 to NIS 0.02 effected on February 14, 2025. See also Note 1a of the Company’s annual report filed on Form 20-F on March 5, 2025 for details.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Audited)

		December 31
		2024	2023
	Note	USD thousands
ASSETS:
Cash and cash equivalents	10	187,068	234,308
Trade receivables, net	8	217,960	201,973
Other receivables	8	4,579	8,293
Current tax assets		3,373	7,010

TOTAL CURRENT ASSETS		412,980	451,584

Fixed assets, net	5	15,727	21,401
Right-of-use assets	6	31,500	31,900
Intangible assets, net	7	336,768	362,000
Deferred tax assets	4	17,800	12,393
Investment in shares	18	25,000	25,000
Other long-term assets		738	525

TOTAL NON-CURRENT ASSETS		427,533	453,219

TOTAL ASSETS		840,513	904,803

Liabilities and shareholders’ equity

LIABILITIES:
Current maturities of lease liabilities	6	14,340	12,106
Trade payables	9	228,514	183,296
Other payables	9	38,526	29,098
Current tax liabilities		4,677	4,937

TOTAL CURRENT LIABILITIES		286,057	229,437

Employee benefits		300	237
Long-term lease liabilities	6	22,857	24,955
Long-term debt	11	-	99,072
Other long-term liabilities		-	6,800
Deferred tax liabilities	4	445	754

TOTAL NON-CURRENT LIABILITIES		23,602	131,818

TOTAL LIABILITIES		309,659	361,255

SHAREHOLDERS’ EQUITY:	15
Share capital		377	417
Share premium		362,507	410,563
Other comprehensive loss		(2,476)	(2,441)
Retained earnings		170,446	135,009

TOTAL SHAREHOLDERS’ EQUITY		530,854	543,548

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		840,513	904,803

  CONSOLIDATED STATEMENTS OF OPERATION AND OTHER COMPREHENSIVE INCOME (LOSS)
(Audited)

		Year ended December 31
		2024	2023	2022
	Note	USD thousands
Revenues	12	365,477	331,993	335,250

Cost of Revenues (Exclusive of depreciation and amortization shown separately below)	13	61,020	62,270	60,745

Research and development expenses		49,992	49,684	33,659
Selling and marketing expenses		112,227	105,914	89,953
General and administrative expenses	14	41,237	51,051	68,005
Depreciation and amortization		58,676	78,285	42,700
Other expenses (income), net		1,504	1,765	(4,564)

Total operating costs		263,636	286,699	229,753

Operating Profit (loss)		40,821	(16,976)	44,752

Financing income		(6,657)	(8,192)	(2,284)
Financing expenses		8,946	10,200	4,611

Financing expenses, net		2,289	2,008	2,327

Profit (loss) before taxes on income		38,532	(18,984)	42,425

Tax expenses	4	3,095	2,503	19,688

Profit (loss) for the year		35,437	(21,487)	22,737

Other comprehensive income (loss) items:
Foreign currency translation differences for foreign operations		(35)	2,126	(6,499)
Foreign currency translation for subsidiary sold reclassified to profit and loss		-	1,234	-

Total other comprehensive income (loss) for the year		(35)	3,360	(6,499)

Total comprehensive income (loss) for the year		35,402	(18,127)	16,238

Earnings per share
Basic earnings (loss) per share (in USD) (*)	16	0.51	(0.30)	0.30
Diluted earnings (loss) per share (in USD) (*)	16	0.51	(0.30)	0.30

(*) Prior period results have been retroactively adjusted to reflect the Company’s two-for-one reverse split and the changes in par value from NIS 0.01 to NIS 0.02 effected on February 14, 2025. See also Note 1a of the Company’s annual report filed on Form 20-F on March 5, 2025 for details.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Audited)

	Share capital	Share premium	Other comprehensive income (loss)	Retained Earnings	Total
	USD thousands

Balance as of January 1, 2022	442	437,476	698	133,759	572,375
Total Comprehensive income (loss) for the year
Profit for the year	-	-	-	22,737	22,737
Other comprehensive loss:
Foreign currency translation	-	-	(6,499)	-	(6,499)

Total comprehensive income (loss) for the year	-	-	(6,499)	22,737	16,238
Transactions with owners, recognized directly in equity

Own shares acquired	(50)	(86,202)	-	-	(86,252)
Share based compensation	-	47,049	-	-	47,049
Exercise of share options	21	2,184	-	-	2,205

Balance as of December 31, 2022	413	400,507	(5,801)	156,496	551,615

Total comprehensive income (loss) for the year
Loss for the year	-	-	-	(21,487)	(21,487)
Other comprehensive income:
Foreign currency translation	-	-	2,126	-	2,126
Foreign currency translation for subsidiary sold	-	-	1,234	-	1,234

Total comprehensive income (loss) for the year	-	-	3,360	(21,487)	(18,127)

Transactions with owners, recognized directly in equity
Own shares acquired	(8)	(9,306)	-	-	(9,314)
Share based compensation	-	19,141	-	-	19,141
Exercise of share options	12	221	-	-	233

Balance as of December 31, 2023	417	410,563	(2,441)	135,009	543,548

	Share capital	Share premium	Other comprehensive income (loss)	Retained Earnings	Total
	USD thousands

Balance as of January 1, 2024	417	410,563	(2,441)	135,009	543,548

Total comprehensive income (loss) for the year
Profit for the year	-	-	-	35,437	35,437
Other comprehensive loss:
Foreign currency translation	-	-	(35)	-	(35)

Total comprehensive income (loss) for the year	-	-	(35)	35,437	35,402

Transactions with owners, recognized directly in equity
Own shares acquired	(49)	(61,690)	-	-	(61,739)
Share based compensation	-	12,510	-	-	12,510
Exercise of share options	9	1,124	-	-	1,133

Balance as of December 31, 2024	377	362,507	(2,476)	170,446	530,854

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Audited)

	Year ended December 31
	2024	2023	2022
	USD thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit (loss) for the year	35,437	(21,487)	22,737
Adjustments for:
Depreciation and amortization	58,676	78,285	42,700
Net financing expense	1,965	1,699	2,147
Loss from disposals of fixed and intangible assets	-	2	542
Loss on leases modification	10	119	56
Loss and revaluation on sale of business unit	16	1,765	-
Remeasurement of net investment in a finance lease	1,488	-	-
Share-based compensation and restricted shares	11,460	19,169	50,505
Tax expense	3,095	2,503	19,688
Change in trade and other receivables	(14,458)	30,603	57,050
Change in trade and other payables	57,671	(43,077)	(100,145)
Change in employee benefits	63	(1)	(179)
Income taxes received	704	352	1,175
Income taxes paid	(5,512)	(8,721)	(14,784)
Interest received	6,595	8,016	2,103
Interest paid	(6,375)	(8,486)	(587)

Net cash provided by operating activities	150,835	60,741	83,008
CASH FLOWS FROM INVESTING ACTIVITIES
Change in pledged deposits, net	390	1,498	(213)
Payments on finance lease receivable	1,824	1,112	1,306
Repayment of debt investment	95	51	-
Acquisition of fixed assets	(7,742)	(4,495)	(6,433)
Acquisition and capitalization of intangible assets	(15,779)	(15,126)	(8,750)
Proceeds from sale of business unit	-	-	1,180
Investment in shares	-	-	(25,000)
Acquisition of subsidiaries, net of cash acquired	-	-	(195,084)

Net cash used in investing activities	(21,212)	(16,960)	(232,994)
CASH FLOWS FROM FINANCING ACTIVITIES
Acquisition of own shares	(60,735)	(9,518)	(86,048)
Proceeds from exercise of share options	1,133	233	2,205
Leases repayment	(15,142)	(17,262)	(12,018)
Receipt of long-term debt, net of transaction cost	-	-	98,917
Repayment of long-term debt	(100,000)	-	-
Net cash provided by (used in) financing activities	(174,744)	(26,547)	3,056

Net increase (decrease) in cash and cash equivalents	(45,121)	17,234	(146,930)

CASH AND CASH EQUIVALENTS AS OF THE BEGINNING OF YEAR	234,308	217,500	367,717
EFFECT OF EXCHANGE RATE FLUCTUATIONS ON CASH AND CASH EQUIVALENTS	(2,119)	(426)	(3,287)

CASH AND CASH EQUIVALENTS AS OF THE END OF YEAR	187,068	234,308	217,500